Exhibit 99.3

Ability Inc.

ABILITY INC.

Registrar no.: 303448

To:	The Securities Authority	To:	The Tel Aviv Securities Exchange Ltd.	T044 (Public)	Transmitted on MAGNA:	01/01/2020
	www.isa.gov.il		www.tase.co.il		Reference:	2020-01-000606

Immediate Report on the Reporting Format of a Small Exempt Corporation

Regulation 5d of the Securities Regulations (Periodic and Immediate Reports), 1970

The corporation’s reporting format shall be semiannual

The corporation hereby announces its periodic reports format, as follows:

☒ Starting from the reporting period beginning on the 1st of January 2020            The corporation shall issue reports on a semiannual basis.

☐ Starting from the reporting period beginning on the 1st _________ _________ The corporation shall issue reports on a quarterly basis.

Details of signatories authorized to sign in the corporation’s name:

	Name of Signatory	Position
1	Avi Levin	Chief Financial Officer

1	Anatoly Hurgin	Chairman of the Board of Directors and CEO

Explanation: in accordance with Regulation 5 of the Periodic and Immediate Reports Regulation (1970), a report filed in accordance with these regulations shall be signed by those authorized to sign on behalf of the corporation. The staff position on the subject can be found on the Authority’s website: Press here.

Signed by Avi Levin, Chief Financial Officer

Reference numbers of additional documents on the subject (the reference does not constitute inclusion by way of reference):

The corporation’s securities are not listed for trade on the Tel Aviv Securities Exchange	Form structure update date: December 31st 2019

Abbreviated Name: Ability

Address:  14 Yad Harutzim, Tel Aviv 6770007  Telephone no.: 03-6879777, Fax: 03-5376483

                                                Email: avi@ability.co.il Company website: www.interceptors.com

Former names of reporting entity:

Name of electronic reporter: Yannai Andrei Position: Outside legal counsel Name of employer: Barnea & Co., Attorneys at Law

Address: 58 Harakevet, Tel Aviv 6777016 Telephone no.: 03-6400600 Fax: 03-6400650 Email: ayanai@barlaw.co.il